Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 24, 2020

BY AND AMONG

DOLLAR MUTUAL BANCORP,

DOLLAR ACQUISITION SUB, INC.,

AND

STANDARD AVB FINANCIAL CORP.

TABLE OF CONTENTS

		Page Nos.

Introductory Statement		1

ARTICLE I Definitions		1

ARTICLE II The Merger		8
2.1	The Merger	8
2.2	Closing	8
2.3	Effective Time	8
2.4	Effects of the Merger	8
2.5	Effect on Outstanding Shares of Company Common Stock and Treatment of Company Equity Awards	8
2.6	Payment Procedures	9
2.7	Effect on Outstanding Shares of Merger Sub Common Stock	12
2.8	Articles of Incorporation and Bylaws of Surviving Corporation	12
2.9	Directors of Surviving Corporation	12
2.10	The Second Step Merger	12
2.11	No Appraisal Rights	12
2.12	Alternative Structure	12
2.13	Absence of Control	13
2.14	Additional Actions	13
2.15	Liquidation Account	13

ARTICLE III Representations and Warranties		13
3.1	Disclosure Letters; Standard	13
3.2	Representations and Warranties of the Company	14
3.3	Representations and Warranties of Parent	35

ARTICLE IV Conduct Pending the Merger		38
4.1	Forbearances by the Company	38
4.2	Forbearances by Parent	42

ARTICLE V Covenants		43
5.1	Acquisition Proposals	43
5.2	Advice of Changes	44
5.3	Access and Information	44
5.4	Applications; Consents	46
5.5	Anti-takeover Provisions	46
5.6	Additional Agreements	46
5.7	Publicity	47
5.8	Stockholder Meeting	47
5.9	Proxy Statement	48
5.10	Notification of Certain Matters	49
5.11	Employee Benefit Matters	50

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5.12	Indemnification	51
5.13	Separate Banking Subsidiary; Post-Closing Governance	53
5.14	Company Charitable Foundation	53
5.15	Rule 16b-3	53
5.16	Exchange Act Deregistration	54
5.17	ESOP Matters	54
5.18	Disclosure Supplements	54
5.19	Charter Conversion or Section 10(l) Election	55

ARTICLE VI Conditions to Consummation		55
6.1	Conditions to Each Party’s Obligations	55
6.2	Conditions to the Obligations of Parent	56
6.3	Conditions to the Obligations of the Company	56

ARTICLE VII Termination		57
7.1	Termination	57
7.2	Termination Fee	58
7.3	Effect of Termination	58

ARTICLE VIII Certain Other Matters		59
8.1	Interpretation	59
8.2	Survival	59
8.3	Waiver; Amendment	59
8.4	Counterparts	59
8.5	Governing Law; Consent to Jurisdiction	59
8.6	Expenses	60
8.7	Notices	60
8.8	Entire Agreement; No Third-Party Beneficiaries	61
8.9	Successors and Assigns; Assignment	61
8.10	Severability	61
8.11	Specific Performance	61
8.12	Confidentiality	61

EXHIBITS

Exhibit A	Form of Voting Agreement

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of September 24, 2020 (this “Agreement”), by and among Dollar Mutual Bancorp, a federally-chartered mutual holding company (“Parent”), Dollar Acquisition Sub, Inc., a Maryland corporation and wholly owned Subsidiary of Parent (“Merger Sub”) and Standard AVB Financial Corp., a Maryland corporation (the “Company”).

Introductory Statement

The respective boards of directors of Parent and the Company unanimously have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of their respective corporations, constituencies, communities and stockholders, as the case may be.

Parent and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Parent’s willingness to enter into this Agreement, each director and executive officer of the Company has entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of Company Common Stock subject to the terms of such agreement in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
Definitions

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, business combination, or other similar transaction involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of the Company’s capital stock or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; (iv) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement and the exhibits and schedules hereto, as amended, modified or amended and restated from time to time in accordance with its terms.

“Articles of Merger” shall have the meaning given to that term in Section 2.3.

“Business Day” means any day other than a Saturday, Sunday or federal holiday.

“Certificate(s)” shall have the meaning given to that term in Section 2.6(a).

“Change of Recommendation” shall have the meaning given to that term in Section 5.8(b).

“Charter Conversion Approvals” shall have the meaning given to that term in Section 3.2(f).

“Closing” shall have the meaning given to that term in Section 2.2.

“Closing Date” shall have the meaning given to that term in Section 2.2.

“Company” shall have the meaning given to that term in the preamble.

“Company Charitable Foundation” means Standard Charitable Foundation, Inc.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Contract” shall have the meaning given to that term in Section 3.2(o).

“Company Employee Plans” shall have the meaning given to that term in Section 3.2(r)(i).

“Company Equity Awards” shall have the meaning given to that term in Section 2.5(e).

“Company Pension Plan” shall have the meaning given to the term in Section 3.2(r)(v).

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Qualified Plan” shall have the meaning given to that term in Section 3.2(r)(vi).

“Company’s Reports” shall have the meaning given to that term in Section 3.2(g)(i).

“Company RSA” shall have the meaning given to that term in Section 2.5(d).

“Company Stock Option” shall have the meaning given to that term in Section 2.5(c).

“Company Stock Plan” shall have the meaning given to that term in Section 2.5(c).

“Confidentiality Agreement” shall have the meaning given to that term in Section 8.12.

“Continuing Employee” shall have the meaning given to that term in Section 5.11(a).

“CRA” means the Community Reinvestment Act.

“Disclosure Letter” shall have the meaning given to that term in Section 3.1(a).

“Dollar Bank” shall mean Dollar Bank, Federal Savings Bank, the wholly owned depository institution Subsidiary of Parent.

“Effective Time” shall have the meaning given to that term in Section 2.3.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with the Company under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“ESOP” shall mean the Standard Bank, PaSB Amended and Restated Employee Stock Ownership Plan.

“ESOP Loan” shall have the meaning given to that term in Section 3.2(r)(xi).

“ESOP Termination Date” shall have the meaning given to that term in Section 5.17.

“Exchange Act” shall have the meaning given to that term in Section 3.2(g)(ii).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles.

“Governmental Entity” means the FDIC, FRB, OCC, PDBS, SEC and any court, regulatory or administrative agency, authority or commission or other governmental authority or instrumentality, or any self-regulatory authority.

“Hazardous Material” means any substance (whether solid, liquid or gas) that is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“Indemnified Party” shall have the meaning given to that term in Section 5.12(a).

“Insurance Amount” shall have the meaning given to that term in Section 5.12(c).

“Intellectual Property” shall have the meaning given to that term in Section 3.2(p).

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are actually known by (i) as to Parent, James J. McQuade, President and Chief Executive Officer, Gerald J. Ritzert, Executive Vice President – Chief Financial Officer, James P. Wheeler, Executive Vice President – Chief Lending Officer, and William R. Camp, Senior Vice President and General Counsel, and (ii) as to Company and Standard Bank, Timothy K. Zimmerman, Senior Executive Vice President – Chief Operating Officer, Andrew W. Hasley, President and Chief Executive Officer, Susan A. Parente, Executive Vice President – Chief Financial Officer, Susan M. DeLuca, Senior Vice President – Chief Risk Officer, and Christian M. Chelli, Senior Vice President – Chief Credit Officer, and in each case shall include any facts, matters or circumstances set forth in any written notice from any Governmental Entity or any other material written notice received by such Person.

“Letter of Transmittal” shall have the meaning given to that term in Section 2.6(a).

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Liquidation Account” shall have the meaning given to that term in Section 2.15.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect, circumstance, occurrence or change that (i) is material and adverse to the business, financial condition or results of operations of the Company or Parent, as the context may dictate, and its respective Subsidiaries taken as a whole or (ii) materially prevents, impairs or threatens the ability of either Parent or the Company, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes, after the date hereof, in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes, after the date hereof, in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Parent or the Company taken or omitted to be taken with the prior written consent of the other, (iv) the announcement of this Agreement and the transactions contemplated hereby, and the direct effects of compliance with this Agreement on the operating performance of the parties and their respective Subsidiaries, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (v) natural disaster or other force majeure event or the declaration of any national or global epidemic, pandemic or disease outbreak (including the COVID-19 virus), or the material worsening of such conditions threatened or existing as of the date of this Agreement, (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, and (vii) any failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vii), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition) shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i), (ii), (v) and (vi), to the extent that the effects of such change disproportionately affect such party and its Subsidiaries as compared to comparable U.S. banking organizations.

“Merger” shall have the meaning given to that term in Section 2.1.

“Merger Consideration” shall have the meaning given to that term in Section 2.5(a).

“Merger Sub” shall have the meaning given to that term in the preamble.

“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.

“MGCL” shall have the meaning given to that term in Section 2.1.

“New Plans” shall have the meaning given to that term in Section 5.11(c).

“OCC” means the Office of the Comptroller of the Currency.

“Parent” shall have the meaning given to that term in the preamble.

“Parent Charitable Foundation” means the Dollar Bank Foundation.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Paying Agent” shall have the meaning given to that term in Section 2.6(c).

“PDBS” means the Pennsylvania Department of Banking and Securities.

“Permitted Liens” shall have the meaning given to that term in Section 3.2(s)(i).

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Proxy Statement” shall have the meaning given to that term in Section 5.9.

“Qualified Thrift Lender” means an institution that either (i) qualifies as a “domestic building and loan association” under Section 7701(a)(19) of the Internal Revenue Code or (ii) has qualified thrift investments equal to or exceeding 65% of the institution’s portfolio assets, as provided in 12 USC Section 1467a(m)(1)(A) and (B)(i) as such terms and definitions are interpreted and applied by the FDIC and OCC.

“Sarbanes-Oxley Act” shall have the meaning given to that term in Section 3.2(g)(ii).

“SDAT” shall have the meaning give to that term in Section 2.3.

“SEC” shall have the meaning given to that term in Section 3.2(f).

“Second Articles of Merger” shall have the meaning given to that term in Section 2.10.

“Second Effective Time” shall have the meaning given to that term in Section 2.10.

“Second Step Merger” shall have the meaning given to that term in Section 2.10.

“SEC Reports” shall have the meaning given to that term in Section 3.2(g)(ii).

“Section 10(l) Approvals” shall have the meaning given to that term in Section 3.2(f).

“Securities Act” shall have the meaning given to that term in Section 3.2(g)(ii).

“Standard Bank” means Standard Bank, PaSB, a Pennsylvania chartered savings bank and wholly owned Subsidiary of the Company and, that subsequent to the Merger and Second Step Merger, shall become the wholly owned subsidiary of Parent.

“Stockholder Meeting” shall have the meaning given to that term in Section 5.8(a).

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company or Parent, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that (i) the Company’s board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s board of directors, including the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto (including any adjustments to the terms and conditions of such transactions proposed by Parent in response to such Acquisition Proposal)), (ii) is for 100% of the outstanding shares of Company Common Stock and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

“Suspense Shares” shall mean shares of Company Common Stock allocated to the suspense account pursuant to the ESOP.

“Surviving Corporation” shall have the meaning given to that term in Section 2.1.

“Taxes” shall mean any federal, state, local, foreign or provincial income, gross receipts, real and personal property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, unemployment insurance, workers’ compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, environmental, windfall profit, estimated, real property transfer and gains, or any other tax, governmental fee or other assessment or charge of any kind whatsoever, together with any interest, penalty or additional tax imposed by any Governmental Entity.

“Termination Fee” shall mean $6,300,000.

“Trust” shall have the meaning given to that term in Section 3.2(r)(xi).

“Trustee” shall have the meaning given to that term in Section 3.2(r)(xi).

ARTICLE II
The Merger

2.1            The Merger. Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), (a) Parent shall have formed Merger Sub as a Maryland corporation and wholly owned Subsidiary of Parent, and (b) Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) and shall continue to be governed by the MGCL and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2            Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that shall take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents, or, at the option of Parent, at the offices of Luse Gorman, PC, 5335 Wisconsin Avenue, N.W., Suite 780, Washington D.C. 20015, on a date to be specified by the parties, which shall be no later than five (5) Business Days following satisfaction or waiver (subject to applicable law) of all the conditions to the Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) (such date being referred to herein as the “Closing Date”). Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by the parties hereto.

2.3            Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VI shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Merger Sub and the Company shall duly execute and deliver articles of merger relating to the Merger (the “Articles of Merger”) to the State of Maryland Department of Assessments and Taxation (“SDAT”) for filing pursuant to the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with SDAT or at such later date or time as Parent and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4            Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL and other applicable law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Company shall possess all of the properties, rights, privileges, powers and franchises of Merger Sub and be subject to all of the debts, liabilities and obligations of Merger Sub. As a result of the Merger and Second Step Merger, Standard Bank shall become a wholly owned subsidiary of Parent.

2.5            Effect on Outstanding Shares of Company Common Stock and Treatment of Company Equity Awards.

(a)   By virtue of the Merger, automatically and without any action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock to be cancelled pursuant to Section 2.5(b) and Company Stock Options to be resolved pursuant to Section 2.5(c), shall become and be converted into the right to receive $33.00 in cash, without interest (the “Merger Consideration”).

(b)   As of the Effective Time, each share of Company Common Stock, if any, held, directly or indirectly, by Parent or the Company (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted), and each Suspense Share remitted to the Company prior to the Effective Time for purposes of repayment of the ESOP Loan as contemplated by Section 5.17, shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c)   At the Effective Time, each option to purchase shares of Company Common Stock under the Company’s stock plans that allow for the issuance of stock-based compensation, the Allegheny Valley Bancorp, Inc. 2007 Stock Incentive Plan, the Allegheny Valley Bancorp, Inc. 2011 Stock Incentive Plan and the Standard Financial Corp. 2012 Equity Incentive Plan (collectively, the “Company Stock Plan”) that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”), whether vested or unvested, shall, automatically be cancelled and converted into the right to receive from Parent (or the Company, as directed by Parent) an amount in cash, without interest, equal to the product of  the number of shares of Company Common Stock subject to such Company Stock Option, multiplied by  the excess of  the Merger Consideration over  the exercise price per share of such Company Stock Option; provided, however, that there shall be withheld from such cash payment any applicable taxes required to be withheld by applicable law with respect to such payment.

(d)   At the Effective Time, any vesting restrictions on each outstanding restricted stock award (a “Company RSA”) under the Company Stock Plan shall automatically lapse and such Company RSAs shall be treated as fully vested, issued and outstanding shares of Company Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section 2.5(a). The Company shall withhold any applicable taxes required to be withheld by applicable law as a result of this Section 2.5(d) through Standard Bank payroll or the withholding of shares of Company Common Stock.

(e)   Prior to the Effective Time, the compensation committee of the board of directors of the Company shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Stock Options and Company RSAs (collectively, the “Company Equity Awards”) pursuant to this Section 2.5.

2.6            Payment Procedures.

(a)   Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Parent and the Company shall be mailed as soon as practicable after the Effective Time, but in no event later than five (5) Business Days thereafter, to each holder of record of Company Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if, in the case of holders of certificated shares of Company

Common Stock, the completed Letter of Transmittal is accompanied by one or more stock certificates representing, prior to the Effective Time, Company Common Stock relating to the ownership of shares of Company Common Stock (referred to collectively as “Certificate(s)”) (or customary affidavits and, if required by Purchaser pursuant to Section 2.6(h), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Common Stock to be converted thereby. The Letter of Transmittal and instructions shall include applicable provisions with respect to delivery of an “agent’s message” or other appropriate instructions with respect to shares of Company Common Stock that are book-entry shares.

(b)   At and after the Effective Time, each Certificate and book-entry share shall represent only the right to receive the Merger Consideration (it being understood that any reference herein to “Certificate” shall be deemed to also include reference to book-entry ownership of shares of Company Common Stock) and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

(c)   Prior to the Closing, Parent shall deposit, or cause to be deposited, with a bank, trust company, transfer agent and registrar or other similar entity selected by Parent and consented to by the Company, whose consent shall not unreasonably be withheld, which shall act as paying agent (the “Paying Agent”) for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.6, an amount of cash sufficient to pay the aggregate Merger Consideration.

(d)   The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, (ii) be in a form and contain any other provisions as Parent may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Paying Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefore a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5. Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Paying Agent shall distribute the Merger Consideration as provided herein. If there is a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Company Common Stock are presented to the Paying Agent, accompanied by all documents required, in the reasonable judgment of Parent and the Paying Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e)   The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Parent, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(f)    Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5 or any proceeds from any investments thereof that remains unclaimed by the stockholders of the Company for six (6) months after the Effective Time shall be repaid by the Paying Agent to Parent upon the written request of Parent. After such request is made, any stockholders of the Company who have not theretofore complied with this Section 2.6 shall look only to Parent for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Parent (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Paying Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)   Parent and the Paying Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Parent and the Paying Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h)   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or Parent, the posting by such person of a bond in such amount as the Paying Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

(i)    The Paying Agent or Parent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock such amounts as the Paying Agent is required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by the Paying Agent or Parent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by the Paying Agent or Parent.

2.7            Effect on Outstanding Shares of Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

2.8            Articles of Incorporation and Bylaws of Surviving Corporation. The Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

2.9            Directors of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be all of the directors of the Surviving Corporation, each of whom shall serve in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

2.10          The Second Step Merger. Immediately following the Effective Time, in accordance with the MGCL and federal laws and regulations relating to the merger of a federally chartered mutual holding company, Parent and the Company as the Surviving Corporation shall adopt an agreement and plan of merger and Company shall be merged with and into Parent (the “Second Step Merger”), with Parent surviving the Second Step Merger and continuing its corporate existence under its Charter, Bylaws and the laws of the United States and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger or the Second Step Merger, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause to be filed with the SDAT, in accordance with the MGCL, articles of merger (the “Second Articles of Merger”) relating to the Second Step Merger. The Second Step Merger shall become effective as of the date and time specified in the Second Articles of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in the applicable provisions of the MGCL.

2.11          No Appraisal Rights. Holders of shares of Company Common Stock are not entitled to appraisal rights in respect of such shares provided for under Title 3, Subtitle 2 of the MGCL and the Company’s Articles of Incorporation.

2.12          Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Parent may specify that the structure of the transactions contemplated by this Agreement, including the method and timing of transferring the Liquidation Account to Standard Bank, be revised and the parties shall enter into such alternative transactions as Parent may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event that Parent elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.13          Absence of Control. It is the intent of the parties hereto that Parent and Merger Sub by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or any of its Subsidiaries or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company or any of its Subsidiaries.

2.14          Additional Actions. If, at any time after the Effective Time, Parent or any of its Subsidiaries shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Parent or any of its Subsidiaries its right, title or interest in, to or under any of the rights, properties or assets of the Company or any of its Subsidiaries, or (ii) otherwise carry out the purposes of this Agreement, the Company, its Subsidiaries and their respective officers and directors shall be deemed to have granted to Parent and its Subsidiaries an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, documents, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Parent or any of its Subsidiaries its right, title or interest in, to or under any of the rights, properties or assets of the Company or any of its Subsidiaries or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Parent and its Subsidiaries are authorized in the name of the Company or any of its Subsidiaries or otherwise to take any and all additional actions they deem necessary or advisable.

2.15          Liquidation Account. At the Second Effective Time, the liquidation account established by the Company in connection with the mutual to stock conversion of Standard Mutual Holding Company (the “Liquidation Account”) will, in accordance with the Plan of Conversion of Standard Mutual Holding Company, be transferred to Standard Bank and the Liquidation Account shall be assumed by Standard Bank at which time the interests of eligible depositors who continued to have an interest in the Liquidation Account will be solely and exclusively established in the liquidation account maintained by Standard Bank.

ARTICLE III
Representations and Warranties

3.1            Disclosure Letters; Standard.

(a)   Prior to the execution and delivery of this Agreement, Parent and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b)   No representation or warranty of the Company or Parent contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c), 3.2(j)(i) and 3.3(g), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.2(d), 3.2(e)(i) and (ii), 3.2(u), 3.2(x), 3.3(a)(i), 3.3(b), 3.3(c) and 3.3(d)(i) and (ii), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Parent, as the case may be (it being understood that, except with respect to Section 3.2(j) and 3.3(g), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2            Representations and Warranties of the Company. The Company represents and warrants to Parent that, except as disclosed in the Company’s Disclosure Letter:

(a)   Organization and Qualification. The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Maryland. The Company is on the date of this Agreement registered with the FRB as a bank holding company. As of the Closing, the Company will be registered with the FRB as a savings and loan holding company to the extent required by the FRB to obtain the Charter Conversion Approvals or Section 10(l) Approvals, as applicable, and to permit the Merger and the Second Step Merger to be effected and Parent to hold Standard Bank as its wholly owned subsidiary. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company. On the date of this Agreement the Company engages only in activities (and holds properties only of the types) permitted for bank holding companies under the Bank Holding Company Act of 1956, as amended, and the rules and regulations of the FRB promulgated thereunder.

(b)   Subsidiaries.

(i)            Section 3.2(b) of the Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other person who owns any stock of the Subsidiary. The Company owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. As of the date of this Agreement the

Company’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies.

(ii)           Each of the Company’s Subsidiaries is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of organization, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on the Company.

(iii)          The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv)          Standard Bank is a Pennsylvania chartered savings bank. No Subsidiary of the Company other than Standard Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. Standard Bank’s deposits are insured by the FDIC to the fullest extent permitted by law, and, since January 1, 2017, Standard Bank has paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act and the PDBS. Standard Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh and owns the requisite amount of stock therein. Standard Bank’s asset composition would allow it to qualify as a Qualified Thrift Lender.

(c)   Capital Structure.

(i)            The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date of this Agreement, there are (i) 4,679,849 shares of Company Common Stock issued and outstanding, including (A) 11,150 shares of Company RSAs and (B) 253,547 shares of Company Common Stock held by the ESOP, of which 108,999 are allocated and 144,548 are unallocated, (ii) no shares of Company Common Stock held in treasury, (iii) 214,140 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (iv) no shares of Company Preferred Stock are issued and outstanding and (v) no other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No trust preferred or subordinated debt securities of the Company or any Company Subsidiary are issued or outstanding. Except as set forth in Section 3.2(c) of the Company’s Disclosure Letter, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company or any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except to the extent disclosed pursuant to Section 3.2(r) of the Company’s Disclosure Letter with respect to the ESOP, the Company and its Subsidiaries are not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company.

(ii)           Set forth in Section 3.2(c) of the Company’s Disclosure Letter are: (a) a complete and accurate list of all outstanding Company Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant, whether the optionee is an employee or non-employee, and whether stock appreciation, limited or other similar rights were granted in connection with such options; and (b) a complete and accurate list of all outstanding shares of Company RSAs, including the names of the grantees, dates of grant, dates of vesting and shares subject to each grant.

(d)   Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, subject to the consents, approval and filings set forth in Section 3.2(f), and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s board of directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock. The Company’s board of directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)   No Violations. Except as disclosed in Section 3.2(e) of the Company’s Disclosure Letter, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f)    Consents and Approvals. Except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement, (ii) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related statutory waiting periods required by, federal and state banking authorities, including applications and notices, as applicable, with the FRB, FDIC and PDBS (including receipt of any approval, no objections or waivers required from Governmental Entities that relate to Standard Bank either, upon consultation with Parent, (a) converting from a Pennsylvania chartered stock savings bank to a federally chartered stock savings bank (the “Charter Conversion Approvals”) or (b) making an election under section 10(l) of HOLA to be deemed a savings association and/or the Company being deemed a savings and loan holding company under section 10 of HOLA (the “Section 10(l) Approvals”), as applicable, to permit the Merger and Second Step Merger to be effected and Parent to hold Standard Bank as a wholly owned subsidiary), (iii) the filing of the Articles of Merger with the SDAT pursuant to the MGCL, (iv) the approval by the Company’s stockholders required to approve the Merger under the MGCL, and (v) as disclosed in Section 3.2(f) of the Company’s Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement. The Company has no Knowledge of any reason pertaining to the Company or Standard Bank why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g)  Governmental Filings.

(i)            The Company and each of its Subsidiaries has timely filed all reports, schedules, registration statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with the FDIC, FRB, PDBS or any other Governmental Entity (collectively, the “Company’s Reports”). No administrative actions have been taken or, to the Knowledge of the Company, threatened or orders issued in connection with any of the Company’s Reports. As of their respective dates, each of the Company’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of the Company’s Reports fairly presented in all material respects the financial position of the Company on a consolidated basis, the Company alone or each of the Company’s Subsidiaries alone, as the case may be (subject, in the case of unaudited financial statements, to year-end audit adjustments as permitted by GAAP and immaterial in nature and amount), and was prepared in all material respects in accordance with GAAP or applicable regulations (except as may be expressly disclosed in the financial statements or notes thereto).

(ii)           The Company has filed (or furnished, as applicable) to the SEC all registration statements, prospectuses, reports, schedules and definitive proxy statements and exhibits thereto that it has been required to file (or furnish, as applicable) with the Company since January 1, 2017 (the “SEC Reports”) pursuant to the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No such SEC Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed (or furnished, as applicable) as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SEC Reports filed (or furnished, as applicable) under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since January 1, 2017. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the SEC Reports.

(h)  Financial Statements.

(i)            The Company has previously made available to Parent copies of (i) the consolidated statements of financial condition of the Company and its Subsidiaries as of December 31, 2019 and 2018 and related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the three-year period ended December 31, 2019, together with the notes thereto, accompanied by the audit report of the Company’s independent registered public accounting firm, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC, and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2020 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the six months ended June 30, 2020 and 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the SEC (collectively, the “Company Financial Statements”). The Company Financial Statements (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and immaterial in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. S.R. Snodgrass, P.C. has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii)           The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse impact on the system of internal accounting controls described below in this Section 3.2(h)(ii). The Company  has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures, if any, were made in writing by management to the Company’s auditor and audit committee and a copy of any such disclosure has been made available to Parent. To the Knowledge of the Company, there is no reason to believe that the Company’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(i)    Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities (i) that are reflected or reserved against on the consolidated balance sheet of the Company as of December 31, 2019 (including any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2019, and that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, (iii) incurred in connection with this Agreement and the transactions contemplated hereby, or (iv) arising under any contract or agreement set forth in Section 3.2(i) of the Company’s Disclosure Letter except to the extent arising from the Company’s or its applicable Subsidiary’s breach of any such contract or agreement. Except as described in the SEC Reports and publicly available on EDGAR prior to the date hereof, none of the Company or any of its Subsidiaries is a party to any “off-balance sheet arrangements” as defined in Item 303(a)(4) of SEC Regulation S-K.

(j)    Absence of Certain Changes or Events.

(i)            Since January 1, 2020, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii)           Except as set forth in Section 3.2(j) of the Company’s Disclosure Letter, since January 1, 2020, none of the Company or any of its Subsidiaries has taken any action that would be prohibited by clauses (b), (e), (f), (g), (h), (j), (m), (o), (q), (r), (u) or (v) of Section 4.1 if taken after the date hereof.

(k)   Litigation. Except as set forth in Section 3.2(k) of the Company’s Disclosure Letter, other than non-material litigation arising in the ordinary course of business and previously disclosed to Parent, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries, (ii) challenge the validity or propriety of the transactions contemplated by this Agreement, or (iii) involve a Governmental Entity. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Subsidiaries). Since December 31, 2017, (i) there have been no subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(l)    Absence of Regulatory Actions. Since January 1, 2017, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries. Notwithstanding the foregoing, nothing in this Section 3.2(l) or this Agreement shall require the Company to provide Parent with any confidential regulatory supervisory information of the Company or any of its Subsidiaries.

(m)  Compliance with Laws. The Company and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(n)   Taxes.

(i)            All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been timely paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP).

(ii)           There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been timely paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP).

(iii)          The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect.

(iv)          The Company and each of its Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(v)            There are no liens with respect to Taxes upon any asset of the Company or its Subsidiaries other than liens for current Taxes not yet due and payable.

(vi)           The Company and its Subsidiaries have made available to Parent true, correct and complete copies of all tax returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company or its Subsidiaries since December 31, 2016.

(vii)          Neither the Company nor any of its Subsidiaries have ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the IRC filing a consolidated federal income tax return (other than a group of which the Company is or was the parent). Other than as disclosed in Section 3.2(n)(vii) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries are a party to any contractual obligation relating to Tax sharing or Tax allocation. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(viii)         To the Knowledge of the Company, neither the Company nor any of its Subsidiaries are or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the IRC and Treasury Regulation section 1.6011-4(b).

(o)   Agreements.

(i)            Section 3.2(o) of the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A)            (1) with any director, officer or employee of the Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants (other than offer letters for “at will” employment that provide for no severance or other post-termination compensation); or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including the Company Stock Plan);

(B)            that (1) contains a non-compete or client, customer or employee non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries); (2) obligates the Company or any of its Subsidiaries or affiliates (or, following the consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis; or (3) requires referrals of business or requires the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries) to make available investment opportunities to any person on a priority or exclusive basis;

(C)            pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D)            that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in excess of $50,000, other than Federal Home Loan Bank borrowings;

(E)            that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F)            that limits the payment of dividends by the Company or any of its Subsidiaries;

(G)            that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H)            that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(I)            that is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 on an annual basis;

(J)            that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum;

(K)            that provides for indemnification by the Company or any of its Subsidiaries of any person or entity, except for contracts in the ordinary course of business providing for customary indemnification and provisions of the Company’s articles of incorporation, bylaws or employment agreements with executive officers of the Company providing for indemnification;

(L)            that, to the Company’s Knowledge, would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated hereby; or

(M)            that is not of the type described in clauses (A) through (L) above and which involved payments by, or to, the Company or any of its Subsidiaries in the year ended December 31, 2019, or that could reasonably be expected to involve such payments during the year ending December 31, 2020, of more than $50,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries in excess of $50,000.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.2(o), whether or not set forth in Section 3.2(o) of the Company’s Disclosure Letter, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has Knowledge, or has received notice of, any material violation of the above by any of the other parties thereto. The Company has previously made available to Parent true, complete and correct copies of all contracts, arrangements, commitments or understandings (whether written or oral) set forth in Section 3.2(o) of the Company’s Disclosure Letter.

(ii)            Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Company’s Knowledge, each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

(iii)            Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred that with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of the Company, no other party to any such agreement (excluding any Loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(p)            Intellectual Property. The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. Section 3.2(p) of the Company’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(q)   Labor Matters.

(i)            Since January 1, 2017, the Company and its Subsidiaries have been in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the Knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(ii)            Section 3.2(q) of the Company’s Disclosure Letter identifies: (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; and (B) each employee’s, consultant’s or independent contractor’s current rate of compensation, including, but not limited to, base salary, commissions and incentive compensation opportunities. Section 3.2(q) of the Company’s Disclosure Letter also names any employee who is absent from work due to a leave of absence (including but not limited to, in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and Reemployment Rights Act) or a work-related injury, or who is receiving workers’ compensation or disability compensation. There are no unpaid wages, bonuses or commissions owed to any employee (other than those accrued and not yet paid).

(r)   Employee Benefit Plans.

(i)            Section 3.2(r) of the Company’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance, incentive, retiree medical or life insurance, supplemental retirement, employment and change in control agreements, retention, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, fringe benefit, and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of the Company or any of its Subsidiaries or pursuant to which the Company or its Subsidiaries have or may have any liability, including any liability with respect to a plan of an ERISA Affiliate (hereinafter referred to collectively as the “Company Employee Plans”). Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, there has been no announcement or commitment by the Company or any of its Subsidiaries to create an additional Company Employee Plan, or to amend any Company Employee Plan, except for amendments required by applicable law.

(ii)            The Company has heretofore made available to Parent true, correct and complete copies of the following documents with respect to each of the Company Employee Plans, to the extent applicable, (i) all plans and amendments thereto, (ii) all trust agreements, insurance contracts or other funding sources, (iii) all summary plan descriptions, summaries of material modifications or material supplements to any Company Employee Plans, (iv) where any Company Employee Plan has not been reduced to writing, a written summary of all the material plan terms, (v) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years and summary annual reports, with schedules and financial statements attached, (vi) the most recently received IRS determination letter, if any, relating to any Company Employee Plan, (vii) the most recently prepared actuarial report for each Company Employee Plan (if applicable) for each of the last two (2) years and (viii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor or Pension Benefit Guaranty Corporation.

(iii)            Each Company Employee Plan has been established, documented, operated, funded and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the IRC. Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the Department of Labor or any other Governmental Entity with respect to any Company Employee Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program. Each Company Employee Plan can be amended, terminated, frozen or otherwise discontinued after the Effective Time in accordance with its terms.

(iv)            Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, other than routine claims for benefits, there is no pending or, to the Knowledge of the Company, threatened litigation, audit, administrative action or proceeding relating to any Company Employee Plan. To the Knowledge of the Company, there has occurred no non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Company Employee Plans or, to the Knowledge of the Company any fiduciary thereof (including the Trustee) that is likely to result in the imposition of any penalties or Taxes upon the Company or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(v)            Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries currently maintains or has within the last six (6) years maintained or had any liability with respect to any Company Employee Plan that is subject to Title IV of ERISA (a “Company Pension Plan”). Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.

Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has contributed to, been obligated to contribute to, or could otherwise incur any actual or contingent liability under any “multiemployer plan,” as defined in Section 3(37) of ERISA. Except as set forth in Section 3.2(r)(v) of the Company’s Disclosure Letter, no Company Employee Plan is (i) a “multiple employer plan” within the meaning of Section 413(c) of the IRC, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the IRC) or other funded arrangement for the provision of welfare benefits.

(vi)           Each Company Employee Plan that is intended to be qualified under Section 401(a) of the IRC (a “Company Qualified Plan”) has received a favorable determination letter from the IRS or a favorable opinion letter, and, to the Knowledge of the Company, there are no circumstances likely to result in revocation of any such favorable determination letter or opinion letter.

(vii)          Each Company Employee Plan that is subject to Section 409A of the IRC has been administered and documented in compliance in all material respects with the requirements of Section 409A of the IRC and applicable guidance issued by the Internal Revenue Service thereunder. Each Company Stock Option was duly authorized no later than the date on which the grant of such grant was by its terms effective by all necessary corporate action, was made in compliance in all material respects with all applicable Laws, and has an exercise price that is equal or greater than the fair market value of the underlying shares of stock on the applicable grant date. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the IRC or otherwise.

(viii)         Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries has any obligations for post-retirement or post-employment welfare benefits under any Company Employee Plan, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(ix)            Except as set forth in Section 3.2(r) of the Company’s Disclosure Letter, all contributions required to be made with respect to any Company Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of the Company. Each Company Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(x)            Except as disclosed in Section 3.2(r) of the Company’s Disclosure Letter or as required by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, accelerated funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or related trust. Except as disclosed in Section 3.2(r) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC. Except as disclosed in Section 3.2(r) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC. Section 3.2(r) of the Company’s Disclosure Letter includes a schedule of all termination benefits (with the exception of benefits paid pursuant to a Company Qualified Plan) and related payments that would be payable to, or accelerated with respect to, the individuals identified thereon under any employment agreement, change in control agreement, severance arrangements or policies, equity incentive plan, supplemental executive retirement plans, bonus plans, deferred compensation plans, salary continuation plans or any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by the Company or any Company Subsidiary for the benefit of officers, employees or directors of the Company or any Company Subsidiary assuming their employment or service is terminated without cause as of January 1, 2021 and the Effective Time occurs on such date and based on other assumptions specified in Section 3.2(r) of the Company’s Disclosure Letter.

(xi)            The ESOP was validly authorized, established and maintained in accordance with applicable laws. The trust under the ESOP (the “Trust”) is a tax-exempt trust established in accordance with Section 501(a) of the IRC and is administered and interpreted in accordance with applicable law. The trustee of the Trust (the “Trustee”) has the requisite power and authority to carry out its duties under the Trust and the transactions contemplated by this Agreement. The ESOP has received a determination from the Internal Revenue Service that the ESOP meets the applicable qualification requirements of Section 401(a) of IRC and, to the Knowledge of the Company, since the date of such determination (i) such qualified status has not been revoked and (ii) nothing has occurred that would reasonably be expected to cause revocation of such qualified status or inability to rely on such determination. The shares of Company Common Stock held by the Trust constitute “employer securities” as defined in Section 409(l) of the IRC and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA. Other than the outstanding indebtedness (as of the Closing Date) owed to the Company by the ESOP pursuant to the Term Loan Agreement, dated as of October 6, 2010, by and between Company and the Trust (the “ESOP Loan”) and outstanding invoices from service providers, there is no existing indebtedness of the ESOP. The ESOP Loan was initiated, documented, repaid, and administered in accordance with its terms, all applicable laws and the terms of the ESOP. Neither the transactions contemplated hereby nor any conduct described in this Agreement with respect to the ESOP violates any applicable law, including ERISA and the IRC, nor could reasonably be expected to cause or constitute a breach of fiduciary duty or non-exempt prohibited transaction under ERISA or the IRC, or result in the imposition of any excise tax under the IRC.

(s)  Properties.

(i)            A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in Section 3.2(s) of the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable fee simple title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby (collectively, “Permitted Liens”). No real property owned by the Company or any of its Subsidiaries is subject to any right of first offer, right of first refusal or any other option to purchase held by any third party. Each lease pursuant to which the Company or any of its Subsidiaries as lessee or lessor, leases real or personal property is valid and in full force and effect and neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously made available to Parent a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the Knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way or is subject to any encroachments from abutting properties.

(ii)            The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease.

(t)   Fairness Opinion. The board of directors of the Company has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion) from Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion and subject to the factors, assumptions, limitations and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to such Company stockholders.

(u)  Fees. Other than for financial advisory services performed for the Company by Keefe, Bruyette & Woods, Inc., pursuant to an agreement dated March 27, 2020, a true and complete copy of which is attached as an exhibit to Section 3.2(u) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v)  Environmental Matters.

(i)            Each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the Knowledge of the Company, the Loan Properties are, and have been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii)            There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of the Company, threatened, before any court, Governmental Entity or board or other forum against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii)            To the Knowledge of the Company, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, Governmental Entity or board or other forum relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)            Neither the Company nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)            There are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi)            To the Knowledge of the Company, during the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law in effect at the time of such release. To the Knowledge of the Company, prior to the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they are regulated under any Environmental Law in effect at the time of such release.

(w)   Loan Matters.

(i)            All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, in accordance in all material respects with sound banking practices, and, to the Knowledge of the Company, are not subject to any defenses, setoffs or counterclaims, including any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable, valid, true and genuine and what they purport to be.

(ii)            Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including the Truth In Lending Act, Regulations O and Z of the FRB, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)            The allowance for loan losses reflected in the Company’s audited balance sheet at December 31, 2019 was, and the allowance for loan losses shown on the balance sheets in the SEC Reports for periods ending after such date, in the opinion of management, were, or will be, adequate, as of the dates thereof, under GAAP.

(iv)            Except as set forth in Section 3.2(w) of the Company’s Disclosure Letter, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v)            (A) Section 3.2(w) of the Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or Standard Bank to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the FRB’s regulations (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi)            Section 3.2(w) of the Company’s Disclosure Letter sets forth a listing, as of June 30, 2020, by account, of: (A) each borrower, customer or other party which has notified Standard Bank during the past twelve (12) months of, or has asserted against the Company or Standard Bank, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of the Company or Standard Bank, each borrower, customer or other party that has given the Company or Standard Bank any oral notification of, or orally asserted to or against Company or Standard Bank, any such claim; and (B) all Loans (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Watch,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than ninety (90) days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms, and (6) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by the Company or Standard Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(x)  Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Parent, Merger Sub, the Agreement, the Merger and the Second Step Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y)  Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(z)   Insurance. The Company and each of its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Section 3.2(z) of the Company’s Disclosure Letter lists all insurance policies maintained by the Company and each of its Subsidiaries as of the date hereof, including any bank-owned life insurance (“BOLI”) policies. All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of the Company, no such claim has been denied and no such claims are currently pending. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The BOLI reflected on the Company’s most recent balance sheet is, and will at the Effective Time be, with the exception of the underlying split-dollar arrangements as set forth in Section 3.2(r) of the Company’s Disclosure Letter, owned by the Company or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers, directors or members of their families. The Company and its Subsidiaries have obtained the informed, written consent of each employee on whose behalf BOLI has been purchased. The Company and its Subsidiaries have taken all necessary actions necessary to be in compliance in all material respects with applicable law in connection with its purchase of BOLI. A breakdown of the estimated cash surrender values for each policy, the purpose for which each policy was purchased, the beneficiaries under each policy and a list of the lives insured thereunder has been made available to Parent.

(aa)                 Investment Securities; Derivatives.

(i)            Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)            Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb)                 Indemnification. Except as provided in the articles of incorporation or bylaws of the Company and the similar organizational documents of its Subsidiaries or under the MGCL, Business Corporation Law of the Commonwealth of Pennsylvania or Delaware General Corporation Law, and in the employment agreements, change in control agreements and other agreements related to employment or service as a director, officer or employee, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and, to the Knowledge of the Company, there are no claims for which any such person would be entitled to indemnification under the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(cc)                 Corporate Documents and Records. The Company has previously provided a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its articles of incorporation, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(dd)                CRA, Anti-Money Laundering, OFAC and Customer Information Security. Standard Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. The Company does not have

Knowledge of any facts or circumstances that would cause Standard Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, 201 C.M.R. 17.00, as well as the provisions of the information security program adopted by Standard Bank. To the Knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause either the Company or any of its Subsidiaries to undertake any remedial action. The board of directors of Standard Bank (or where appropriate of any other Subsidiary of the Company) has adopted, and Standard Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Standard Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ee)                Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there has not occurred any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(ff)                Information Security. Except as set forth in Section 3.2(ff) of the Company’s Disclosure Letter, to the Knowledge of the Company, since January 1, 2020, no third party has gained unauthorized access to any information technology networks used in the operation of the business of the Company and its Subsidiaries.

(gg)             Transactions with Affiliates. Except as set forth in Section 3.2(w)(v) of the Company’s Disclosure Letter, there are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor of or debtor to, any shareholder owning five percent (5%) or more of the Company Common Stock, or any director, officer, employee or affiliate of the Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to (i) any transaction or agreement with any of its respective affiliates, shareholders owning five percent (5%) or more of the outstanding Company Common Stock, directors or executive officers, or (ii) any transaction or agreement outside of the ordinary course of business with any employee that is not an executive officer. All agreements between the Company or any of its Subsidiaries and any of their affiliates comply, to the extent applicable, with Regulation W of the FRB.

(hh)            Transaction Expenses. Section 3.2(hh) of the Company’s Disclosure Letter sets forth the attorneys’ fees, investment banking fees, accounting fees and other costs or fees that the Company and its Subsidiaries have accrued through June 30, 2020, and to the Company’s Knowledge as of the most reasonable practicable date, is a good faith estimate of the attorneys’ fees, investment banking fees, and accounting fees that the Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement.

3.3            Representations and Warranties of Parent. Parent represents and warrants to the Company that, except as set forth in Parent’s Disclosure Letter:

(a)            Organization and Qualification.

(i)            Parent is a mutual holding company duly organized, validly existing and in good standing under the laws of the United States and is registered with the FRB as a savings and loan holding company. Merger Sub is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Parent has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Parent is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. Parent engages only in activities (and hold properties only of the types) permitted for savings and loan holding companies under the HOLA and the rules and regulations of the FRB promulgated thereunder.

(ii)            Each of Parent’s Subsidiaries is a corporation, limited liability company, or other entity duly organized and validly existing under the laws of its jurisdiction of organization, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Parent.

(b)                 Authority. Parent and Merger Sub each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.3(d), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Parent’s and Merger Sub’s board of directors, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, and assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(c)                 Capital Structure. Parent has no capital stock. Parent owns of record and beneficially all the capital stock of Merger Sub free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to Parent’s right to vote or dispose of any equity securities of Merger Sub. The outstanding shares of capital stock of Merger Sub have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of Merger Sub are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of Merger Sub, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of Merger Sub or options, warrants or other rights with respect to such securities.

(d)                No Violations. The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(e) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Parent (or any of their respective properties) is subject, (ii) violate the charter or bylaws of Parent, Merger Sub or any other of Parent’s Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Parent, Merger Sub or any other of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Parent or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(e)                Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related statutory waiting periods required by, federal and state banking authorities, including applications and notices, as applicable, with the FRB, FDIC and PDBS (including receipt of any required Charter Conversion Approvals or Section 10(l) Approvals), and (ii) filings of the Articles of Merger with the SDAT pursuant to the MGCL, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement. Parent has no Knowledge of any reason pertaining to Parent or any of its Subsidiaries as to why any of the approvals referred to in this Section 3.3(e) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(f)                Financial Statements. Parent has previously made available to the Company copies of (i) the consolidated statements of financial condition of Parent and its Subsidiaries as of November 30, 2019 and consolidated statements of income and changes in equity for the year ended November 30, 2019, together with the notes thereto and accompanied by the audit report of Parent’s independent registered public accounting firm, and (ii) the consolidated statements of financial condition of Dollar Bank and its Subsidiaries as of November 30, 2018 and consolidated statements of income and changes in equity for the year ended November 30, 2018, together with the notes thereto and accompanied by the audit report of Dollar Bank’s independent public accounting firm. Such financial statements were prepared from the books and records of Parent and its Subsidiaries, or Dollar Bank and its Subsidiaries, as applicable, fairly present the consolidated financial position, consolidated results of operations and changes in equity of Parent and its Subsidiaries, or Dollar Bank and its Subsidiaries, as applicable, in each case at and as of the dates indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby. In addition, Parent has previously made available to the Company copies of (i) Dollar Bank’s Reports of Condition and Income (“Call Reports”) filed with the Federal Financial Institutions Examination Council for each calendar quarter from December 31, 2019 through the Closing Date, and (ii) copies of Parent’s Form FR Y-9C filed with the FRB for each calendar quarter beginning with the quarter ended December 31, 2019 through the Closing Date. The Call Reports fairly present, in all material respects, the financial position of Dollar Bank and the results of its operations as of the dates and for the periods indicated therein in accordance, in all material respects, with the instructions for the preparation of Call Reports as promulgated by applicable Governmental Entities.

(g)                Absence of Certain Changes or Events. Since January 1, 2020, there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Parent.

(h)               Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that (i) challenge the validity or propriety of the transactions contemplated by this Agreement or (ii) could reasonably be expected to adversely affect the ability of Parent to perform its obligations under this Agreement.

(i)                Compliance with Laws. Parent and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Parent. Parent and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the Knowledge of Parent, threatened. Neither Parent nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Parent.

(j)               Absence of Regulatory Actions. Since January 1, 2017, neither Parent nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Parent or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.

(k)            Corporate Documents and Records. Parent has previously provided a complete and correct copy of the charter and bylaws and similar organizational documents of Parent and each of its Subsidiaries, as in effect as of the date of this Agreement. Neither Parent nor any of Parent’s Subsidiaries is in violation of its charter, bylaws or similar organizational documents. The minute books of Parent and each of its Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof).

(l)            Availability of Funds. Parent has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Merger Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV
Conduct Pending the Merger

4.1            Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement, disclosed in Section 4.1 of the Company’s Disclosure Letter (disclosure in any other Section of the Company’s Disclosure Letter not being sufficient for purposes of this exception), or required by law, regulation or any Governmental Entity during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the prior written consent (which may include consent via electronic mail) of Parent, which consent will not be unreasonably withheld, delayed or conditioned:

(a)            conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)            except for (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Pittsburgh with a maturity of not more than one year, incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

(c)            take any action to incur any prepayment penalty in the course of prepaying any indebtedness or other similar arrangements;

(d)            other than in the regular, ordinary and usual course consistent with past practice, purchase any brokered certificates of deposit;

(e)            adjust, split, combine or reclassify any of the Company’s capital stock;

(f)            other than regular quarterly cash dividends on Common Stock no greater than $0.221 per share, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSAs), in each case, in accordance with past practice and the terms of the applicable award agreements;

(g)            grant any Company Equity Awards or any other stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(h)            issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of Company Stock Options outstanding on the date hereof;

(i)            except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement and that are described in Section 4.1 of the Company’s Disclosure Letter (including the sale, transfer and disposal of other real estate owned), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(j)            other than in the ordinary course of business consistent with past practice and in an aggregate amount not exceeding $50,000, make any equity investment (other than mandatory purchases of Federal Home Loan Bank stock), either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new Subsidiary;

(k)            except as set forth in Section 4.1 of the Company’s Disclosure Letter, enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $25,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(l)            except as set forth in Section 4.1 of the Company’s Disclosure Letter, make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed $50,000 if such Loan is not fully secured or $2,000,000 if such Loan is fully secured, (ii) Loans as to which the Company has a binding obligation to make as of the date hereof and that are described in the Company’s Disclosure Letter; provided, however, that neither the Company nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding Loans and commitments for Loans made to such person and such person’s family members and affiliates, the Loans would exceed $4,000,000, or (iii) Loan participations in the ordinary course of business and consistent with past practices and not in an amount exceeding $2,000,000 in the aggregate;

(m)            make or increase any Loan, or commit to make or increase any such Loan or extension of credit, to any director or executive officer of the Company or Standard Bank, or any entity controlled, directly or indirectly, by any of the foregoing, except for Loans made in accordance with Regulation O of the Federal Reserve (12 C.F.R. Part 215);

(n)            except as set forth in Section 4.1 of the Company’s Disclosure Letter, increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and current accrual practices pursuant to policies currently in effect, provided that the Company may pay (x) bonuses for 2020 performance in the ordinary course of business consistent with past practice and current accrual practices pursuant to policies currently in effect; (y) all vacation, sick leave or personal leave accrued consistent with past practice that remains unused immediately prior to the Effective Time; and (z) the accrued earned time off;

(o)            become a party to, amend or commit itself to any arrangement that would be a Company Employee Plan if in effect on the date hereof, unless otherwise required by law;

(p)            elect to any executive office with the title of Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its board of directors any person who is not a member of its board of directors as of the date of this Agreement;

(q)            commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $50,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(r)            amend its articles of incorporation or bylaws, or similar governing documents;

(s)            increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice;

(t)            except in the ordinary course of business consistent with past practice, other than U.S. government and U.S. government agency securities with final maturities less than one year, purchase any debt security, including mortgage-backed and mortgage-related securities;

(u)            except as set forth in Section 4.1 of the Company’s Disclosure Letter, make any capital expenditures other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, in amounts not to exceed $50,000 each and $250,000 in the aggregate and expenditures necessary to maintain existing assets in good repair;

(v)            establish or commit to the establishment of, or file any application with respect to the establishment of, any new branch or other office facilities or automated teller machine or file any application to relocate or terminate the operation of any banking office or automated teller machine;

(w)            enter into any futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(x)            make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, asset/liability management, or other material banking policies, in each case except as may be required by changes in applicable law or regulations, GAAP, or per the direction of a Governmental Entity;

(y)            except as set forth in Section 4.1 of the Company’s Disclosure Letter, as required by law, or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby (i) issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Parent and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) or (ii) issue any communication of a general nature to customers without the prior approval of Parent (which shall not be unreasonably withheld, conditioned or delayed);

(z)            except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Parent and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(aa)           make, change or rescind any material election concerning Taxes or Tax returns, file any amended Tax return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(bb)           take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(cc)            implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

(dd)           except as set forth in Section 4.1 of the Company’s Disclosure Letter, agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Parent shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2            Forbearances by Parent. Except as expressly contemplated or permitted by this Agreement or required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Parent shall not, nor shall Parent permit any of its Subsidiaries to, without the prior written consent of the Company, which shall not unreasonably be withheld, delayed or conditioned:

(a)       take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)       take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement; or

(c)       agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V
Covenants

5.1          Acquisition Proposals.

(a)      From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate, induce or encourage, or take any other action to facilitate, any inquiries, offers, discussions or the making of any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any confidential or non-public information or data regarding the Company or any of its Subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Parent), regarding an Acquisition Proposal, other than to notify such person as to the existence of the provisions of this Section 5.1; (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into or consummate any agreement, arrangement, letter of intent or understanding contemplating any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by the Company’s stockholders at a meeting of the stockholders of the Company, this Section 5.1(a) shall not prohibit the Company from furnishing non-public information regarding the Company and its Subsidiaries to, or entering into discussions with, any person in response to an Acquisition Proposal that is submitted to the Company by such person (and not withdrawn) if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not violated any of the restrictions set forth in this Section 5.1, (3) the Company’s board of directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that the failure to take such action would reasonably be expected to violate the board of directors’ fiduciary obligations to the Company’s stockholders under applicable law, and (4) at least two (2) Business Days prior to furnishing any non-public information to, or entering into discussions with, such person, the Company gives Parent written notice of the identity of such person and of the Company’s intention to furnish non-public information to, or enter into discussions with, such person and the Company receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Parent and the Company.

(b)      The Company will notify Parent immediately orally (within one (1) Business Day) and in writing (within three (3) Business Days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Parent any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Parent informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately orally (within one (1) Business Day) and in writing (within three (3) Business Days) upon the occurrence thereof.

(c)      The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. The Company shall not, without the prior written consent of Parent, release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2          Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has Knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3          Access and Information.

(a)       Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall (and shall cause the Company’s Subsidiaries to) afford Parent and its representatives (including, without limitation, officers and employees of Parent and its affiliates and counsel, accountants and other professionals retained by Parent) such reasonable access during normal business hours in a manner not to interfere with the prudent operation and supervision of employees of the Company and its Subsidiary throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors and materials proposed in connection with meetings of the Company’s board of directors), contracts, properties, personnel and to such other information relating to the Company and the Company’s Subsidiaries as Parent may reasonably request, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the presence of such designees would or rightly adversely affect the confidential nature of, or any privilege relating to, the matters being discussed or (iii) matter involving an Acquisition Proposal; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)      From the date hereof until the Effective Time, the Company shall, and shall cause the Company’s Subsidiaries to, promptly provide Parent with (i) a copy of each report filed with a Governmental Entity, (including any SEC Reports), (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its board of directors, including all monthly board packages and copies of the minutes of the meetings of the boards of directors of the Company and the Company’s Subsidiaries and any committees thereof, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that Parent shall not be entitled to receive reports or other documents relating to (w) matters involving this Agreement, (x) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, (y) matters involving an Acquisition Proposal or (z) matters involving the discussion or disclosure of regulatory examination ratings or other “confidential supervisory information”.

(c)      The Company and Parent will not, and will cause its respective representatives not to, use any information and document obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The parties agree that all information and documents obtained pursuant to this Section 5.3 shall be held in confidence and shall be treated as secret and confidential, including to the extent required by, and in accordance with, the provisions of confidentiality set forth in the Confidentiality Agreement (as defined in Section 8.12 hereof).

(d)       From and after the date hereof, representatives of Parent and the Company shall meet on a regular basis to discuss the Company’s and its Subsidiaries’ data processing and related electronic informational systems.

(e)      Within five (5) days of providing its monthly board package to its directors, which is expected to be on or about the third Friday of each month, the Company shall provide Parent with an updated list of Loans described in Section 3.2(w)(vi).

5.4          Applications; Consents.

(a)      The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Parent shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Parent or the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Parent and the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b)      As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

(c)      Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that such consent or approval will not be obtained or that the receipt of any such required consent or approval will be materially delayed.

5.5          Anti-takeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Parent, the Agreement and the Merger from any provisions of an anti-takeover nature in the Company’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6          Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7          Publicity. The initial press release announcing this Agreement shall be a joint press release mutually agreed to by the Company and the Parent. Thereafter, the Company and the Parent agree that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8          Stockholder Meeting.

(a)      The Company will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, the Company will take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to call and give notice of a meeting of its stockholders (the “Stockholder Meeting”) as promptly as practicable to consider and vote on approval of this Agreement and the transactions provided for in this Agreement. Subject to Section 5.8(b), the Company shall, (i) through the Company’s board of directors, recommend to its stockholders approval of this Agreement (the “Recommendation”), (ii) include such recommendation in the Proxy Statement and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement.

(b)      Notwithstanding anything in this Agreement to the contrary, at any time prior to the Stockholder Meeting, the Company’s board of directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be reasonably likely to result in a violation of its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in a manner adverse to Parent (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Parent written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of the Company’s board of directors to take such action and, in the event the decision relates to an Acquisition Proposal, given Parent the material terms and conditions of the Acquisition Proposal, including the identity of the person making any such Superior Proposal and the material terms of such Acquisition Proposal; and provided, further, that in the event the decision relates to an Acquisition Proposal: (i) the Company shall have given Parent three (3) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Parent proposes to revise the terms of this Agreement, the Company shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with Parent with respect to such proposed revisions or other proposal; and (ii) the Company’s board of directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, that such Acquisition Proposal constitutes a Superior Proposal. In the event the Company’s board of directors does not make the determination referred to in clause (ii) of this paragraph and thereafter determines to withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement pursuant to this Section 5.8(b) in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger. The Company shall adjourn or postpone the Stockholder Meeting for at least fifteen (15) calendar days if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to approve the Merger, and subject to the terms and conditions of this Agreement, the Company shall continue to use commercially reasonable efforts to solicit proxies from its stockholders in order to obtain the votes required to approve the Merger; provided that the Company shall not be required to adjourn or postpone the Stockholder Meeting more than one time for the reasons set forth in this sentence. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Stockholder Meeting shall be convened by the Company and this Agreement shall be submitted to the Company’s Stockholders.

(c)      Notwithstanding the foregoing, the changing, qualifying or modifying of the Company Recommendation or the making of a Change of Recommendation by the Company’s board of directors shall not change the approval of the Company’s board of directors for purposes of causing any applicable “moratorium,” “control share,” “fair price,” “takeover,” “interested shareholder” or similar law to be inapplicable to this Agreement.

(d)      Nothing contained in Section 5.8 shall prohibit the Company or the Company’s board of directors from complying with the Company’s obligations required under Rules 14d-9 (as if such rule were applicable to the Company) and 14e-2(a) (as if such rule were applicable to the Company) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Company’s Recommendation unless it is limited to a stop, look and listen communication or the Company’s board of directors reaffirms the Company’s Recommendation in such disclosure.

5.9          Proxy Statement.

(a)      The Company shall prepare a proxy statement and related materials relating to the matters to be submitted to the Company stockholders at the Stockholder Meeting (such proxy statement and related materials and any amendments or supplements thereto, the “Proxy Statement”). Upon request, Parent will furnish to the Company the information required to be included in the Proxy Statement with respect to Parent’s and its business and affairs and shall have the right to review and consult with the Company and approve the form of, and any characterizations of such information included in, the Proxy Statement prior to its being filed on a preliminary basis with the SEC. The Company shall provide Parent and its counsel a reasonable opportunity for review and comment on the Proxy Statement prior to its filing with the SEC. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company, which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly disseminated to the stockholders of the Company.

(b)      Company Information. The Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The information regarding the Company and its Subsidiaries included in the Proxy Statement, and all amendments and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, provided that no representation is made by the Company with respect to information supplied by Parent or any affiliate or representative of Parent specifically for use or incorporation by reference in the Proxy Statement. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(c)       Parent Information. The information regarding Parent to be supplied by Parent for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.10        Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence that individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. To the extent permitted by law, the Company shall give Parent prompt notice of any new civil, criminal, administrative or regulatory action, suit, demand letter, demands for indemnification, claim, hearing, notice of violation, arbitration, investigation, order to show cause, market conduct examination, notice of non-compliance or other proceeding of any nature pending or threatened against the Company or any of its

Subsidiaries. Each of the Company, on the one hand, and Parent, on the other hand, shall give prompt notice to the other of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11        Employee Benefit Matters.

(a)      Parent shall endeavor to retain as many of Company’s and Standard Bank’s employees (“Covered Employees”) as it deems reasonably practical to operate Standard Bank. Notwithstanding the foregoing, this Agreement is not intended to provide any Covered Employee a legally enforceable right to continuing employment, or any particular terms and conditions of employment, after the Effective Time, and any Covered Employees that continue employment after the Effective Time (each, a “Continuing Employee”) shall become employees at will of Parent or continue as an at-will employee of Standard Bank.

(b)      Following the Effective Time and for at least twelve (12) months thereafter, Parent shall maintain or cause to be maintained, except with respect to employees that will enter into Cancellation Agreements as provided in Section 5.11(e) of this Agreement, base salaries, health and welfare benefits, retirement benefits and incentive compensation (specifically excluding equity or equity-based plans, defined benefit pension plans, and the ESOP) opportunities for the benefit of Continuing Employees that, in the aggregate are; (i) substantially comparable to the base salaries, health and welfare benefits, retirement benefits and incentive compensation opportunities (specifically excluding equity or equity-based plans, defined benefit pension plans, and the ESOP) that are generally made available under the applicable Company Employee Plans, or, at Parent’s sole election, (ii) substantially comparable to the base salaries, health and welfare benefits, retirement benefits and incentive compensation opportunities provided by Parent or Dollar Bank to similarly situated employees of Parent or Dollar Bank.

(c)      Parent agrees that any Continuing Employee who is involuntarily terminated by Parent, Standard Bank or Dollar Bank (other than for cause as determined by Parent), upon executing an appropriate general release of claims in a form reasonably determined by Parent, will receive severance payments and benefits in accordance with Section 5.11(c) of the Company’s Disclosure Letter.

(d)     With respect to any employee benefit plans of Parent, Standard Bank or Dollar Bank in which any Continuing Employee becomes eligible to participate or continues to participate on or after the Effective Time (the “New Plans”), to the extent necessary, Parent agrees to use commercially reasonable efforts to: (i) cause to be waived all pre-existing conditions, exclusions and waiting period with respect to participation and coverage requirements applicable such employees and their eligible dependents under the New Plans, except to the extent such pre-existing conditions, exclusions or waiting period would apply under the analogous Company Employee Plan; (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Employee Plan (to the same extent that such credit was given under the analogous Company Employee Plan prior to the

Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plan; and (iii) provide each Continuing Employee with service credit for eligibility and vesting purposes and solely for purposes of vacation, sick and paid time off policies or arrangements benefit accrual under any New Plan in which Continuing Employees are eligible to participate for all periods of employment with the Company or any its Subsidiaries prior to the Effective Time; provided, however, that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of service, such service was not recognized under the corresponding Company Employee Plan, or for benefit accrual purposes under any New Plan, other than vacation, sick and paid time off.

(e)      Concurrently with the execution of this Agreement, the Company and Standard Bank shall obtain from Timothy K. Zimmerman, Andrew W. Hasley and Susan A. Parente, in the forms included in Section 5.11(e) of the Parent’s Disclosure Letter, an agreement (a “Cancellation Agreement”) to accept in full settlement of his or her rights under their respective employment agreements and termination of the employment agreements, the amounts and benefits determined under his or her Cancellation Agreement (the aggregate amounts of such payments to be specified in Section 5.11(e) of the Parent’s Disclosure Letter) and pay such amounts to such individuals who are employed at the Effective Time pursuant to the terms of each Cancellation Agreement. In addition, Parent intends to enter into new arrangements with certain Company executives, as disclosed in Section 5.11(e) of the Parent’s Disclosure Letter, which will describe certain terms and conditions of their “at will” employment and Company and Standard Bank will use reasonable efforts to enter into Cancellation Agreements with Standard Bank employees with a change in control agreement as specified in Section 5.11(e) of the Parent’s Disclosure Letter.

(f)      Notwithstanding the foregoing, references to “Parent” or the “Company” in this Section 5.11 shall also include any Subsidiary of Parent or Subsidiary of the Company, respectively, as the context requires.

(g)      Notwithstanding anything to the contrary, this Section 5.11 will not create any third-party beneficiary rights, nor will it be enforceable by any employee, any person representing the interest of employees, or any spouse, dependent, or beneficiary of any employee, nor will anything herein be deemed an amendment to any employee benefit plan.

5.12        Indemnification.

(a)      From and after the Effective Time through the sixth anniversary of the Effective Time, Parent shall indemnify and hold harmless each of the current or former directors, officers or employees of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s articles of incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification.

(b)      Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Parent thereof. Any failure to so notify shall not affect the obligations of Parent under Section 5.12(a) unless and to the extent that Parent is actually prejudiced as a result of such failure.

(c)       (i) Parent shall maintain, or shall cause to be maintained, in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Company and Standard Bank (provided, that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to claims against such officers and directors arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall Parent be required to expend in the aggregate pursuant to this Section 5.12(c) more than 225% of the annual premiums currently paid by the Company or Standard Bank for such insurance (the “Insurance Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Insurance Amount, Parent shall cause to be maintained policies of directors’ and officers’ insurance that, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Insurance Amount; provided, further, that Parent may (i) request the Company to obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such person’s than the Company’s existing insurance policies as of the date hereof.

(d)      In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Parent and its successors and assigns assume the obligations set forth in this Section 5.12.

(e)      The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

(f)       Any indemnification payments made pursuant to this Section 5.12 are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

5.13        Separate Banking Subsidiary; Post-Closing Governance.

(a)      Separate Banking Subsidiary. Standard Bank will be maintained as a wholly owned Subsidiary of Parent for a period of at least one year following the Effective Time.

(b)      Resignation of Directors. Each director of Company and each director of Standard Bank will resign such position with the Company and Standard Bank by delivering, at least three days prior to Closing, a written letter of resignation to be effective at the Effective Time. Effective at the Effective Time, the persons listed in Section 5.13(b) of the Parent’s Disclosure Letter shall be the directors of the Company and Standard Bank.

(c)      Advisory Board. The current directors of Standard Bank listed in Section 5.13(c) of the Parent’s Disclosure Letter shall be offered a position, for a period of two years following the Effective Date, on an advisory board (the “Advisory Board”) to be established by Standard Bank. Fees to be paid to Advisory Board members are set forth in Section 5.13(c) of the Parent’s Disclosure Letter; provided, however, that service on the Advisory Board and fees paid to Advisory Board members remain subject to any required regulatory approval.

(d)      Senior Officers of Standard Bank. Certain senior officers of Standard Bank shall be offered positions with Standard Bank, with the titles set forth in Section 5.13(d) of the Parent’s Disclosure Letter, and shall be eligible to participate in any employee benefit plans and policies as may be provided to employees of Standard Bank as a wholly owned Subsidiary of Parent.

5.14        Company Charitable Foundation. The Company has listed the current members of the board of directors of the Company Charitable Foundation in Section 5.14 of the Company’s Disclosure Letter, and Company shall use its best efforts to cause such individuals to remain on the board of directors of the Company Charitable Foundation until the Effective Time. Company agrees that, as of the Effective Time, it will use its best efforts to take all necessary action such that (i) the Company Charitable Foundation is merged with the Parent Charitable Foundation, and the current directors of the Company Charitable Foundation set forth on Section 5.14 of the Company’s Disclosure Letter shall resign.

5.15        Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities

(including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16        Exchange Act Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable SEC rules to enable the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.17        ESOP Matters. The Trustee and the Company shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the ESOP prior to or simultaneous with the Closing, as applicable: Effective at least five (5) business days before the Closing (with relevant materials provided to Parent for its review and comment at least three (3) business days prior to such date), the ESOP shall be terminated (the “ESOP Termination Date”), no new participants shall be admitted on or after the ESOP Termination Date, no further distributions in the form of “qualifying employer securities” (as defined in Section 407 of ERISA) will be permitted, and all existing ESOP participants’ accounts shall be fully vested and 100% non-forfeitable. The Company shall cause the ESOP’s plan administrator to direct the Trustee to remit a sufficient amount of the Suspense Shares back to the Company to repay the outstanding ESOP Loan in full, and the proceeds of the sale of the Suspense Shares shall be used to repay the outstanding balance of the ESOP Loan as of the Effective Time, with each remitted share to be valued equal to the Merger Consideration. All remaining shares of Company Common Stock held by the ESOP as of the Effective Time shall be exchanged for the Merger Consideration within the ESOP in accordance with Section 2.5(a). After repayment of the outstanding ESOP Loan and the exchange of the shares of Company Common Stock for the Merger Consideration, the cash received upon conversion of the remaining Suspense Shares shall be deemed to be earnings and shall be allocated to ESOP participants’ accounts as earnings. Promptly, after the execution of this Agreement, the Company will take such actions as may be necessary to request a favorable determination letter with respect to the ESOP’s termination. No benefit distributions shall be made from the ESOP without the prior written consent of Parent before the IRS issues a favorable determination letter with respect to the tax-qualified status of the ESOP on termination, except that distributions from the ESOP may be made earlier if required by law or upon the occurrence of the ESOP participant’s retirement, death, disability or termination of employment or any other event, other than plan termination, that requires a distribution from the ESOP. The Company also shall take such other actions in furtherance of terminating the ESOP as Parent may reasonably request prior to the Closing, including the adoption of amendments to the ESOP. Notwithstanding the foregoing, Standard Bank will continue to make regularly scheduled payments on the ESOP Loan and related share allocations through the ESOP Termination Date.

5.18        Disclosure Supplements. From time to time prior to the Effective Time, the Company and Parent will promptly supplement or amend their respective Disclosure Letters delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Letters or that is necessary to correct any information in such Disclosure Letters that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Letters shall have any effect for determining satisfaction of the conditions set forth in Article VI.

5.19        Charter Conversion or Section 10(l) Election. Company and Standard Bank shall not take any action that would, or would reasonably be expected to, cause Standard Bank to not be eligible to be a Qualified Thrift Lender or to obtain any required Charter Conversion Approval or Section 10(l) Approval, as applicable, or fail to use reasonable efforts to ensure that Standard Bank continues to be eligible to be a Qualified Thrift Lender at the time of Closing or to obtain any required Charter Conversion Approval or Section 10(l) Approval. Company and Standard Bank agree to use all commercially reasonable efforts to, prior to the Effective Time, have Standard Bank, upon consultation with Parent, either (i) convert from a Pennsylvania chartered stock savings bank to a federally chartered stock savings bank or (ii) make an election under section 10(l) of HOLA to be deemed a savings association for the purpose of the Company being deemed a savings and loan holding company under section 10 of HOLA and to obtain any required Charter Conversion Approval or Section 10(l) Approval.

ARTICLE VI
Conditions to Consummation

6.1          Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a)      Stockholder Approval. This Agreement shall have been approved by the requisite vote of the Company’s stockholders in accordance with applicable laws and regulations.

(b)      Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c)      No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(d)      Third Party Consents. Parent and the Company shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent (after giving effect to the consummation of the transactions contemplated hereby).

6.2          Conditions to the Obligations of Parent. The obligations of Parent to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Parent:

(a)      The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)      Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)      Officers’ Certificate. Parent shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d)      No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e)      Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Parent of the transactions contemplated hereby that, had such condition or requirement been known, Parent would not, in their reasonable judgment, have entered into this Agreement.

(f)       Qualified Thrift Lender Election and Test. As of the Closing Date, any required Charter Conversion Approvals or, in the alternative, any Section 10(l) Approvals, shall have been received by Company or Parent.

(g)      Resignation of Standard Bank Directors. Each director of the Company and of Standard Bank shall have delivered their written resignation to be effective as of the Effective Time.

6.3          Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a)      Parent’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b)      Performance of Parent’s Obligations. Parent shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)      Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Parent to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d)      Delivery of Merger Consideration. On the Business Day prior to Closing, Parent shall have deposited with the Paying Agent the aggregate Merger Consideration in accordance with Section 2.6(c).

ARTICLE VII
Termination

7.1          Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party, either before or after any requisite stockholder approval:

(a)       by the mutual written consent of Parent and the Company; or

(b)       by either Parent or the Company, in the event of the failure of the Company’s stockholders to approve the Agreement at the Stockholder Meeting (as it may be postponed or adjourned and reconvened); provided, however, that the Company shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c)       by either Parent or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d)       by either Parent or the Company, in the event that the Merger is not consummated by September 30, 2021, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e)       by either Parent or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty; or

(f)       by Parent, if (i) the Company shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the board of directors of the Company does not publicly recommend in the Proxy Statement that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that stockholders approve and adopt this Agreement, the board of directors effects a Change of Recommendation; or

(g)      by the Company, at any time prior to the adoption and approval of this Agreement by the Company’s stockholders, in order to enter into an agreement with respect to a Superior Proposal, but only if (i) the Company’s board of directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the board of directors to violate its fiduciary duties under applicable law, and (ii) the Company has not breached its obligations under Section 5.1.

7.2          Termination Fee.

(a)      In the event of termination of this Agreement by the Company pursuant to Section 7.1(g), the Company shall make payment to Parent of the Termination Fee.

(b)      In the event of termination of this Agreement by Parent pursuant to Section 7.1(f), so long as at the time of such termination Parent is not in material breach of any representation, warranty or material covenant contained herein, the Company shall make payment to Parent of the Termination Fee.

(c)      If (i) this Agreement is terminated by either party pursuant to Section 7.1(b) or by Parent pursuant to Section 7.1(e) if the breach giving rise to such termination was knowing or intentional and (ii) at the time of such termination Parent is not in material breach of any representation, warranty or material covenant contained herein and (iii) prior to the Stockholder Meeting (in the case of termination pursuant to Section 7.1(b)) or the date of termination (in the case of termination pursuant to Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iv) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to an Acquisition Proposal, the Company shall make payment to Parent of the Termination Fee.

(d)     Any fee payable pursuant to this Section 7.2 shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company and Parent acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. The amount payable by the Company pursuant to this Section 7.2 constitutes liquidated damages and not a penalty and shall be the sole remedy of Parent in the event of termination of this Agreement on the bases specified in this Section 7.2. Nothing in this Agreement shall in any way limit the right of the Company to seek a remedy at law or in equity in the event of a breach of this Agreement by Parent.

7.3          Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2, 7.3, 8.2, 8.6 and 8.11, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement. In the event of a termination of this Agreement by either Parent or the Company, neither Parent nor the Company shall issue any press release or make any other public statement regarding this Agreement or the proposed Merger except as either party’s legal counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

ARTICLE VIII
Certain Other Matters

8.1          Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2          Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Sections 5.12, 5.13, 5.14, 8.5, 8.11 and 8.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3          Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the MGCL or the applicable state and federal banking laws, rules and regulations.

8.4          Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5          Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to the conflict of law principles thereof. Each of the parties hereto (a) consents to and submits itself to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania in any action or proceeding arising out of or relating to this

Agreement or any of the Transactions, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.7. Nothing in this Section 8.5, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.6          Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7          Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent, to:

Dollar Mutual Bancorp

Three Gateway Center, 9-West

401 Liberty Avenue

Pittsburgh, Pennsylvania 15222

Attention:	James J. McQuade, President and CEO
Email:	JMcQuade227@dollarbank.com

With copies to:

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington D.C. 20015

Attention:	Lawrence M.F. Spaccasi, Esq.,
Email:	lspaccasi@luselaw.com

If to the Company, to:

Standard AVB Financial Corp.

2640 Monroeville Boulevard

Monroeville, Pennsylvania 15146

Attention:	Andrew W. Hasley, President and CEO
Email:	ahasley@standardbankpa.com

With copies to:

Kilpatrick Townsend & Stockton LLP

607 14th Street, N.W., Suite 900

Washington, D.C. 20005

Attention:	Edward G. Olifer, Esq.
Email:	eolifer@kilpatricktownsend.com

8.8          Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Exhibits and Disclosure Letters hereto, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement.

8.9          Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10        Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

8.11        Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each party agrees that it will not seek and will agree to waive any requirement for securing or posting a bond in connection with the other party’s seeking or obtaining such injunctive relief.

8.12        Confidentiality. Except as specifically set forth herein, the Company and Parent mutually agree to be bound by the terms of the confidentiality agreement dated July 8, 2020 (the “Confidentiality Agreement”), previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its respective terms, notwithstanding the termination of this Agreement.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

Dollar Mutual Bancorp

By:	/s/ James J. McQuade
James J. McQuade
President and Chief Executive Officer

Dollar Acquisition Sub, Inc.

By:	/s/ James J. McQuade
James J. McQuade
President and Chief Executive Officer

Standard AVB Financial Corp.

By:	/s/ Andrew W. Hasley
Andrew W. Hasley
President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of __________, 2020, is entered into by and between Dollar Mutual Bancorp, a federally chartered mutual holding company (“Dollar”) and the undersigned party (the “Stockholder”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, (the “Merger Agreement”)), dated as of the date hereof, by and among Dollar, Dollar Acquisition Sub, Inc. (“Merger Sub”) and Standard AVB Financial Corp. (“Standard”), (i) Standard will be merged with and into Merger Sub, with Standard as the surviving corporation (the “First Merger”), and (ii) immediately following the First Merger, Standard will merge with and into Dollar with Dollar as the surviving corporation (the “Second Merger”, and together with the First Merger, the “Merger”);

WHEREAS, as of the date of this Agreement, the Stockholder owns beneficially or of record, and has the power to vote or direct the voting of, certain shares of common stock issued by Standard, $0.01 par value per share (“Standard Common Stock”) (all such shares owned beneficially or of record by Stockholder, the “Existing Shares”); and

WHEREAS, as a condition and inducement for Dollar and Standard to enter into the Merger Agreement, Dollar requires that the Stockholder, in his or her capacity as a stockholder of Standard, enter into this Agreement, and the Stockholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement. The following definition also applies to this Agreement:

a.	Beneficial Ownership. For purposes of this Agreement, the terms “beneficial owner” and “beneficially own” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	Affiliate. For purposes of this Agreement, the term “Affiliate” shall mean any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director. “Person” as used in this definition shall mean any individual, corporation, partnership, limited liability company, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

2.	Effectiveness; Termination. This Agreement shall be effective upon signing. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate and be null and void and of no effect upon the earlier of (i) the Effective Time, or (ii) if the Merger Agreement is terminated for any reason in accordance with its terms, as of the date of the termination of the Merger Agreement; provided that (i) this Section 2 and Sections 8 through 13 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of his or her representations, warranties, covenants or other agreements set forth herein.

3.	Voting Agreement. From the date hereof until the earlier of (a) the final adjournment of the Stockholder Meeting or (b) the termination of this Agreement in accordance with its terms (such period of time, the “Support Period”), the Stockholder irrevocably and unconditionally hereby agrees, that at the Stockholder Meeting (whether annual or special and each adjourned or postponed meeting), however called, or in connection with any written consent of Standard’s stockholders to vote upon the Merger Agreement, the Stockholder shall (i) appear at the Stockholder Meeting or otherwise cause all of his or her Existing Shares and all other shares of Standard Common Stock or voting securities of Standard over which such Stockholder has acquired beneficial or record ownership after the date hereof and has the power to vote or direct the voting of (including any shares of Standard Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Standard Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Company Stock Options) or otherwise) (together with the Existing Shares, the “Shares”), which such Stockholder beneficially owns or controls as of the applicable record date for the Stockholder Meeting, to be counted as present thereat for purposes of calculating a quorum, (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn or postpone the Stockholder Meeting to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Standard contained in the Merger Agreement, or of the Stockholder contained in this Agreement, or (2) prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (iii) not disparage Dollar or the transactions contemplated by the Merger Agreement or discourage other stockholders of Standard from voting for, or encourage other stockholders of Standard to vote against, the Merger Agreement and the transactions contemplated thereby, including the Merger and shall generally advocate for the approval of the Merger Agreement by Standard’s stockholders; provided, that the foregoing applies solely to the Stockholder in his or her capacity as a stockholder and the Stockholder makes no agreement or understanding in this Agreement in the Stockholder’s capacity as a director or officer of Standard or any of its subsidiaries (if the Stockholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Stockholder in the Stockholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit or restrict the Stockholder from exercising the Stockholder’s fiduciary duties as an officer or director to Standard or its stockholders. For the avoidance of doubt, the foregoing commitments apply to any Shares held by any Affiliate of Stockholder. The Stockholder covenants and agrees that, except for this Agreement, such Stockholder (x) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of this Agreement and any proxy granted for ordinary course proposals at an annual meeting. The Stockholder agrees not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth herein.

4.	Transfer Restrictions. The Stockholder hereby agrees that such Stockholder will not, during the Support Period, without the prior written consent of Dollar, directly or indirectly, offer for sale, sell, transfer, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other hedging arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein, including the right to vote any Shares, as applicable (a “Transfer”); provided, that the Stockholder may (i) Transfer Shares pursuant to any currently existing pledge agreement or for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement, in which case the Stockholder shall remain jointly and severally liable for any breach of this Agreement by such transferee, (ii) bequeath Shares by will or operation of law, in which case this Agreement shall bind the transferee, (iii) surrender Shares to Standard in connection with the vesting, settlement or exercise of Standard equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Standard equity awards, the exercise price thereon, or (iv) Transfer Shares as is otherwise permitted in writing (including by electronic mail) by Dollar in its sole discretion.

5.	Representations of the Stockholder. The Stockholder represents and warrants to Dollar as follows: (a) the Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Dollar, constitutes a valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Stockholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Stockholder or the Shares (including under the articles of incorporation and bylaws of Standard), nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) the Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) and has the power to vote or direct the voting of the Shares, and the number of such Shares as of the date of this Agreement is identified on the signature page hereto; (e) the Stockholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other lien (other than any restrictions created or permitted by this Agreement or under applicable federal or state securities laws); and (f) the Stockholder has read and is familiar with the terms of the Merger Agreement. The Stockholder agrees that the Stockholder shall not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement. The Stockholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested by Dollar to confirm and assure the rights and obligations set forth in this Agreement. The Stockholder understands and acknowledges that Dollar is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Stockholder and the representations and warranties of such Stockholder contained herein. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

6.	Publicity. The Stockholder hereby authorizes Dollar and Standard to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this Agreement. The Stockholder agrees to notify Dollar as promptly as practicable of any inaccuracies or omissions in any information relating to the Stockholder that is so published or disclosed.

7.	Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, if the Stockholder is a director or officer of Standard, with respect to any employment, non-competition, non-solicit, change of control, severance, or consulting agreement between the Stockholder and either Dollar or Standard, or its

Affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto; provided, however, that the rights under this Agreement are assignable by Dollar to a majority-owned Affiliate or any successor-in-interest of Dollar, but no such assignment shall relieve Dollar of its obligations hereunder.

8.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Dollar would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Dollar may be entitled (including monetary damages), Dollar shall be entitled to seek injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the Stockholder hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. The Stockholder further agrees that neither Dollar nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Stockholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.	Governing Law. This Agreement is governed by, and shall be interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflict of law principles.

10.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by electronic mail (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) if to the Stockholder, to the address or e-mail address, as applicable, set forth in Schedule A hereto, and if to Dollar, in accordance with Section 8.7 of the Merger Agreement.

11.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

12.	Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Dollar and the Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.	Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

DOLLAR MUTUAL BANCORP

By:
Name:
Title:

[Additional Signatures on Next Page]

STOCKHOLDER:

Name

Title

Number of Shares:

Schedule A

Stockholder Information

Name, Address and E-Mail Address for Notices

A-9